 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FS INVESTMENT CORPORATION III
(Name of Subject Company)

MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MPF BADGER ACQUISITION CO. 4, LLC, MACKENZIE FLAGSHIP FUND 15, LLC, MPF FLAGSHIP FUND 14, LLC; MACKENZIE NY REAL ESTATE CORP.; SCM SPECIAL FUND 3, LP; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
89 Davis Road, Suite 100	89 Davis Road, Suite 100
Orinda, California 94563	Orinda, California 94563
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$12,500,000	$1,556.25
*	For purposes of calculating the filing fee only. Assumes the purchase of 2,500,000 Shares at a purchase price equal to $5.00 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,556.25
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: July 2, 2018

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MPF Badger Acquisition Co. 4, LLC, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 14, LLC; MacKenzie NY Real Estate Corp.; SCM Special Fund 3, LP (collectively the "Purchasers") to purchase up to 2,500,000 shares of common stock (the "Shares")  in FS Investment Corporation III (the "Corporation"), the subject company, at a purchase price equal to $5.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated July 2, 2018 (the "Offer Date") and the related Assignment Form.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 55,322.287 Shares.  Following the purchase of all the tendered Shares, the Purchasers will own an aggregate of approximately 55,322.287 Shares, or approximately 0.02% of the total outstanding Shares. In addition, we accepted nine sellers with an unknown number of shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2018

MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MPF Badger Acquisition Co. 4, LLC, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 14, LLC; MacKenzie NY Real Estate Corp.
By: MacKenzie Capital Management, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

SCM Special Fund 3, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By: /s/ Chip Patterson
Chip Patterson, Managing Director